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                              Investor Contact:   Teri Miller
                                                  (954) 351-8216
                                                  terilmiller@spherion.com

                              Media Contact:      Patricia Johnson
FOR IMMEDIATE RELEASE                             (954) 938-7661
                                                  patriciajohnson@spherion.com


          SPHERION TO OFFER STOCK OPTION EXCHANGE PROGRAM FOR EMPLOYEES

     FT. LAUDERDALE, Fla., December 21, 2001-- Spherion Corporation (NYSE: SFN) today announced that it will offer a voluntary stock option exchange program for its U.S.-based employees.

     Under the program, employees holding options to purchase Spherion common stock will be given an opportunity to exchange certain of their existing options, with exercise prices equal to or greater than $18.00 per share, for new options. Employees will receive one new option for every 2 1/2 eligible options surrendered. The new options, which will be granted on August 9, 2002, or on a date that is at least six months and one day after surrender and cancellation, will vest over two years. The exercise price of the new options will be the last reported trading price of Spherion common stock on their grant date. Members of Spherion's Board of Directors, including Spherion's Chief Executive Officer, will not be eligible to participate in the program.

     Spherion President and CEO Cinda A. Hallman commented, "Employee incentive programs play an important role in achieving the Company's business transformation initiatives. The stock option exchange will enable better utilization of our authorized options to provide enhanced employee attraction and incentive programs. We believe this will have a positive impact on our long-term success and thereby enhance shareholder value."

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     As of December 14, 2001, approximately 8.7 million options to purchase
Spherion common stock were issued and outstanding. Approximately 3.0 million of these options are expected to be eligible for the program.

     Spherion Corporation provides Recruitment, Outsourcing and Technology services. Founded in 1946, with operations in the U.S., Europe and Asia/Pacific, Spherion helps companies efficiently plan, acquire and optimize talent to improve their bottom line. Visit the Company's web site at WWW.SPHERION.COM.

     This release contains statements that are forward looking in nature and, accordingly, are subject to risks and uncertainties. These forward looking statements include statements regarding the impact of the exchange program on our success and shareholder value. Factors that could cause our anticipated results of the exchange program to differ from our current expectations include our ability to provide enhanced employee attraction and incentive programs.


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